DLA Piper LLP (US) 303 Colorado Street, Suite 3000 Austin, Texas 78701-4653 www.dlapiper.com Drew M. Valentine, Esq. drew.valentine@us.dlapiper.com T 512.457.7019 F 512.721.2274

August 17, 2022

Via Edgar

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Killoy and Christina Chalk

Re:	QIWI PLC
Amended Schedule TO-T filed August 8, 2022
SEC File No. 005-87446

Ladies and Gentlemen:

On behalf of our client, Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands (the “Offeror”), and Sergey Solonin, the controlling shareholder and chairman of the board of directors of QIWI PLC, a company formed under the laws of Cyprus, we set forth below the Offeror’s responses to the letter, dated August 11, 2022, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Schedule TO-T/A (File No. 005-87446) filed by the Offeror on August 8, 2022 (the “Schedule TO-T”).

In order to facilitate your review of our responses, we have restated in italics each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Offeror’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

Division of Corporation Finance

August 17, 2022

In addition, the Offeror and Mr. Solonin have revised the Schedule TO-T in response to the Staff’s comments and are publicly filing a revised draft of the Tender Offer Statement on Schedule TO-T/A (the “Amended Schedule TO-T”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Schedule TO-T.

Schedule TO-T

General

1.	We note your response to comment 8. However, we continue to believe that bidder financial statements are material under the specific circumstances of this Offer. As you know, Mr. Solonin and Dalliance are not publicly-reporting entities and this is not a tender offer for all outstanding Shares. While Mr. Solonin already controls 66% of the voting power of QIWI, he currently owns only Class A Shares, but will hold up to 21% of the Class B Shares that are the subject of the Offer if it is fully subscribed. Your response does not indicate what percentage of Mr. Solonin's net worth derives from his ownership interest in QIWI, but the Offer materials note that he has derived a significant portion of his wealth from his interest in the Company. We direct your attention to Instruction 4 to Item 10 of Schedule TO, which relates to the financial statements that may be provided for a natural person. Please revise the Offer to Purchase to provide the financial statements required by Item 10 for all bidders in the Offer.

Response: The Offeror and Mr. Solonin acknowledge the Staff’s comments and, although they respectfully disagree with the Staff's view of the materiality of the financial statements under the specific circumstances of this Offer, have revised the Offer to Purchase to provide financial information of the Offeror and Mr. Solonin.

2.	We note the disclosure in the Schedule TO-T/A that the Company's Class B Ordinary Shares purchased as a result of the Offer may not be sold on MOEX due to lingering infrastructure issues (i.e., lack of cooperation between the Euroclear and the Russian National Settlement Depositary). However, later in the amended Offer to Purchase, you provide a closing price for the Company's ADSs on MOEX for July 18, 2022 and do not mention trading limitations for Russians. Please revise to clarify, including by clarifying how long the "lack of cooperation" has impacted the trading of ADSs on the MOEX by Russian nationals such as Mr. Solonin.

Response: The Offeror and Mr. Solonin acknowledge the Staff’s comments and have revised the disclosure in the Summary Term Sheet in the Offer to Purchase and in the sections of the Offer to Purchase titled “THE OFFER — 2. Purpose of the Offer; Certain Effects of the Offer” and “THE OFFER — 8. Price Range of the Shares; Dividends” to disclose the trading limitations for the Company’s ADSs on MOEX and clarify how the lack of cooperation between Euroclear and the Russian National Settlement Depositary has impacted the trading of ADSs on the MOEX as follows (deletions are shown as strikethrough and additions are underlined for your convenience):

While the ADSs are also listed for trading on the MOEX, trading by non-Russian investors on MOEX has been significantly restricted (the “MOEX Restrictions”). Since February 28, 2022, the Central Bank of Russia has temporarily prohibited brokers in Russia from executing transactions for the sale of securities on behalf of non-Russian residents. The same day, MOEX suspended trading in all equity securities (including Shares represented by ADSs). Trading in the Company’s ADSs on MOEX resumed on March 29, 2022, but only if such trading is carried out by Russian nationals. Further, in the beginning of March 2022 the international settlement system Euroclear suspended interactions with the Russian National Settlement Depositary, making it impossible for trades to settle between investors that acquired the Company’s ADSs on Nasdaq and investors on MOEX. In August 2022, MOEX announced that non-Russian investors in certain jurisdictions are permitted to trade in MOEX’s derivatives markets, but MOEX has not similarly eased restrictions on trading in equity securities (including Shares represented by ADSs) by non-Russian investors. Accordingly, as of the date of this Offer to Purchase, the market for Shares and Shares represented by ADSs on MOEX remains limited to Russian nationals within Russia.

Mr. Solonin, the Company’s controlling shareholder and chairman of the Board, through the Offeror, an entity wholly owned by Mr. Solonin, has decided to provide liquidity to the Company’s stockholders who otherwise do not have access to the ability to trade the Shares or Shares represented by ADSs because of the Trading Halt or the MOEX Restrictions through a tender offer to repurchase the Shares and Shares represented by ADSs. ~~While Mr. Solonin is a Russian citizen (who lives outside Russia and is a Cyprus tax resident), and could trade Shares generally on MOEX, he will not be able to transfer any Shares or ADSs purchased in the Offer from his accounts outside of Russia~~  As described by in the section of this Offer to Purchase titled “THE OFFER — 3. Procedures for Tendering Shares”, the Shares (including Shares represented by ADSs) must be delivered to Pacific Stock Transfer as the Depositary in order to constitute a valid tender under the Offer. As a result of the European Union’s sanctions on the National Securities Depositary of Russia and the lack of cooperation between Euroclear and the Russian National Settlement Depositary, at the present time, any Shares or Shares represented by ADSs purchased by the Offeror in the Offer cannot be transferred by the Offeror or Mr. Solonin from their accounts outside of Russia, including the Depositary, into the Russian securities depository for resale on MOEX ~~due to European Union sanctions on the National Securities Depository of Russia. Mr. Solonin intends to hold the Shares acquired through the Offer for investment purposes. See Section 2 and Section 8~~. As described above, this lack of cooperation between Euroclear and the Russian National Settlement Depositary has affected the ability of Shares and Shares represented by ADSs to be transferred from accounts outside of Russia into the Russian National Settlement Depositary for sale on MOEX since the beginning of March 2022.

The trading of Shares that have been purchased and remain within the MOEX settlement system (i.e., are stored in the Russian National Settlement Depositary) has not been affected by these transferability issues. The prices reflecting such trading on MOEX are presented elsewhere in this Offer to Purchase, including in the section titled “THE OFFER — 8. Price Range of the Shares; Dividends.”

The ability of Mr. Solonin to sell on MOEX the Shares or Shares represented by ADSs purchased by him in the Offer is the same as the ability of any other shareholder to sell on MOEX Shares or Shares represented by ADSs purchased and held by such shareholder in a settlement system outside of MOEX. While Mr. Solonin is a Russian citizen, and thereby able to trade Shares generally on MOEX, he lives in Cyprus and is a Cyprus tax resident and will not be able to transfer any Shares or ADSs purchased in the Offer from his accounts in Cyprus into the Russian securities depository for resale on MOEX due to European Union sanctions on the National Securities Depository of Russia. Mr. Solonin intends to hold the Shares acquired through the Offer for investment purposes.

Division of Corporation Finance

August 17, 2022

3.	Where you discuss how the Purchase Price was determined, revise to identify the "similarly situated issuers of securities" used by these bidders to establish the Offer consideration. In addition, describe the "recent market activity" for such issuers used to set the Purchase Price. If (as it appears from your disclosure) some of the comparisons were to trading prices on an exchange for shares that continue to trade, versus a tender offer such as this one, explain why the bidders determined that market prices are comparable to the price for a tender offer seeking a significant portion of a class, when a tender offer is typically made at a premium to the trading price for the subject securities.

Response: The Offeror and Mr. Solonin acknowledge the Staff’s comments and have revised the disclosure in the Offer to Purchase under the question “How was the Purchase Price for the Shares of Shares represented by ADSs determined?” as set forth below to identify the similarly situated issuers of securities and recent market activity used to establish the Purchase Price (deletions are shown as strikethrough and additions are underlined for your convenience). The Offeror and Mr. Solonin acknowledge that many voluntary tender offers seeking a significant portion of a class of securities are typically made at a premium to the trading price for the subject securities. In these tender offers, however, the premium is typically an inducement for holders of the subject security to tender into the offer at presumably what a bidder believes is the minimum price that would result in the offer being fully subscribed. Outside of holders eligible to trade on the MOEX there is not currently a liquid market for holders of Shares and Shares represented by ADSs. Accordingly, there is no market price to use as a baseline for determining whether a premium or a discount exists. In the absence of a current trading price available to all holders of Shares and ADS, the Offeror and Mr. Solonin utilized the methods described in the disclosure in the Offer to Purchase (as modified below) as a proxy to determine the minimum price that would result in the offer being fully subscribed.

Division of Corporation Finance

August 17, 2022

The Purchase Price of $2.50 is less than the Halted Price of $5.67 as well as the closing price of the ADSs on the MOEX on July 18, 2022 of ₽284.5 per Share, or $5.03 per Share using the Central Bank of Russia’s exchange rate as of July 18, 2022 of ₽56.5616 to $1.00. The difference between the Purchase Price on the one hand and the Halted Price or the trading price of the ADSs on the MOEX on the other hand reflects the ~~reduction in value~~ Offeror and Mr. Solonin’s evaluation of the embedded discount that accompanies securities for which there is an inability to quickly convert such security into cash, otherwise known as a lack of liquidity discount. Because non-Russian holders of Shares and Shares represented by ADSs cannot access trading on MOEX due to the Trading Restrictions, and Nasdaq halted trading of the ADSs, holders of the Shares and Shares represented by ADSs no longer have the same access to liquidity for the Shares and the Shares represented by ADSs as existed just prior to the Trading Halt and the ~~MEOX~~MOEX Restrictions. Accordingly, the Offeror and Mr. Solonin determined the Purchase Price of $2.50 per Share (including Shares represented by ADSs), in lieu of a market price pricing in the current lack of liquidity of the Shares and ADSs and the circumstances of the Company, to reflect this lack of liquidity discount, as well as the substantial change in circumstances from the last date of trading on Nasdaq to the determination of the Purchase Price, including the high level of uncertainty regarding the Company’s prospects in connection with the hostilities in Ukraine. The discount applied to determine the Purchase Price is based on ~~recent market activity for~~ trading prices of securities of similarly situated issuers ~~of securities~~ with (i) a nexus to the Russian Federation, (ii) securities simultaneously listed on the MOEX and exchanges outside of the Russian Federation and (iii) similar trading halts to that of QIWI or other difficulties in connection with the ongoing hostilities in Ukraine. For example, ~~we~~ the Offeror and Mr. Solonin observed a 66% relative decrease from prior to the start of the hostilities in Ukraine to the time of the determination of the Purchase Price, in the trading prices of the shares of United Company RUSAL, a publicly traded company with significant Russian operations and the target of Sanctions on MOEX versus the same shares on the Hong Kong Exchanges and Clearing Market. Similarly, the Offeror and Mr. Solonin observed a 30% difference in the trading prices of the shares of VEON Ltd., a publicly traded company with a Russian nexus and the target of Sanctions on MOEX versus the same shares on Nasdaq. While there are always differences in circumstances between issuers of securities with ties to the Russian Federation, including different industries and the impact of Sanctions, the lack of liquidity discount applied to determine the Purchase Price, reflects this recent market data showing a difference in trading prices of shares listed on MOEX and other exchanges where the trading volume has been reduced as a result of the hostilities in Ukraine. Because trading of the Shares and ADSs on Nasdaq has ceased and investors subject to the MOEX Restrictions cannot access liquidity for the Shares and Shares represented by ADSs, the Offeror and Mr. Solonin believe the decreases in the relative trading prices of the above-mentioned companies are instructive for determining a price at which holders would tender Shares and Shares represented by ADSs for purchase in the Offer. While a tender offer is typically made at a premium to the current trading price for the securities subject to the tender offer, the Offeror and Mr. Solonin do not believe the Halted Price nor any recent closing price of the Shares on the MOEX represents the circumstances faced by investors in the Shares and ADSs, in particular that the primary trading market, Nasdaq, halted trading. They thereby do not believe there is an accurate current trading price to use as a baseline for determining such a premium. As such, they have relied on the above-mentioned factors in determining a price they believe investors would tender their Shares and ADSs into the Offer.

* * * *

Division of Corporation Finance

August 17, 2022

We, the Offeror and Mr. Solonin appreciate the Staff’s attention to the review of the Amended Schedule TO-T. Please do not hesitate to contact me at (512) 457-7019 or Drew.Valentine@us.dlapiper.com, or in my absence J.A. Glaccum at (713) 425-8411 or J.A.Glaccum@us.dlapiper.com if you have any questions regarding this letter or the Amended Schedule TO-T.

Very truly yours,

/s/ Drew M. Valentine
Drew M. Valentine, Esq.

cc:	Mr. Sergey Solonin
Natallia Makarava (Director, Dalliance Services Company)
Curtis L. Mo, Esq. (DLA Piper LLP (US))
J.A. Glaccum, Esq. (DLA Piper LLP (US))